UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Hyzon Motors Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

44951Y102
(CUSIP Number)

P.N. Generations LLP
Unit 3, Woodgrove Farm, Fulbrook Hill Fulbrook, Oxfordshire, United Kingdom OX18 4BH
Telephone: +44 (333) 344-7760
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) P.N. Generations LLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 17,596,197
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 17,596,197
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,596,197
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.

(a)	Name of Issuer Hyzon Motors Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 48 Toh Guan Road East #05-124 Enterprise Hub 608586, Singapore

Item 2.

(a)

Name of Person Filing

This Schedule 13G is being filed by P.N. Generations LLP (“PN”). The filer of this statement is referred to herein as the “Reporting Person.”

The securities reported herein are held by PN.

(b)	Address of the Principal Office or, if none, residence The business address of the Reporting Person is Unit 3, Woodgrove Farm, Fulbrook Hill, Fulbrook, Oxfordshire, United Kingdom OX18 4BH.

(c)	Citizenship PN is a limited liability partnership registered under the laws of the United Kingdom.

(d)	Title of Class of Securities Common Stock, par value $0.0001 per share

(e)	CUSIP Number 44951Y102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned by PN: 17,596,197 shares of common stock.
(b)	Percent of class owned by PN: 7.2%, calculated based on the number of outstanding shares of common stock, 245,002,825, reported as the number of outstanding shares as of October 31, 2023, in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

(c)	Number of shares as to which PN has:

	(i)	Sole power to vote or to direct the vote: 17,596,197

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 17,596,197

	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Item 2.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2023

P.N. GENERATIONS LLP

By:	/s/ Viktor Meng
Title:	Authorized Partner

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